Three Chord Bourbon



LETTER ⌄

Dear investors,

2024 has been a powerful setup year. We've refreshed our packaging, doubled down on DTC, and rolled out compelling storytelling through our Backstage Series. With exclusive partnerships and immersive marketing and merchandising, we're building a true lifestyle brand. Our sales team is now structured for depth, not just breadth — giving us stronger traction in high-value markets. As the spirits world shifts, Three Chord is positioned to lead with authenticity, artistry, and momentum going into 2025.

We need your help!

We'd love your support at the local level — visit nearby liquor stores and encourage store owners to stock Three Chord. Help educate them on the brand story and point them to our social media and them on the brand story and point them to our social media and website. As a brand ambassador, share our content and bottles with your networks. If Three Chord isn't yet available in a store, urge your friends and family to order from our online shop. Word-of-mouth is still the most powerful sales force we have, especially in this cultural crossover space.

Sincerely,

Paul Nanula

CEO & President

Anthony Nanula

CFO

John Ormiston

Director

Steven Nanula

Board member

Douglas Davenport

Director

How did we do this year?

REPORT CARD

B-

☺ The Good

Backstage Series:
Launched 20+ artist collabs with strong DTC sales and fan engagement.

Team Infrastructure:
Added top-tier sales talent to dig deep in high-opportunity states.

Awards + DTC:
Won major industry awards, and increased DTC revenue with High ROI and Low CAC.

☹ The Bad

Barrel Market Contraction:
Industry-wide glut hurt suppliers, but our NDP model let us buy high-quality barrels cheaper.

Distribution Network Challenges:
Consolidation slowed shelf expansion, so we leaned into DTC with increased online sales.

Broker Production Gap:
Broker-led production lagged, so we pivoted to a core full-time salesforce in focused markets.

2024 At a Glance

January 1 to December 31





$1,072,631 [20%]   -$2,139,539

Revenue



Net Loss

$3,989,107 **+92%**

Short Term Debt

$2,730,312

Raised in 2024



$224,000

Cash on Hand
As of 04/30/25

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit

$1,341,492

$1,072,631

-$2,223,865

-$2,139,539

2023   2024

Net Margin: -199%   Gross Margin: 46%   Return on Assets: -199%   Earnings per Share: -$1.60

Revenue per Employee: $214,526   Cash to Assets: 6%   Revenue to Receivables: 357

Debt Ratio: 507%

📄 Three_Chord_Bourbon_GAAP_Financial_Report_2023_-_2024.pdf

📄 Financials-TCB-Final-2023.pdf   📄 Financials-TCB-Final-2024.pdf

We  Our 285 Investors

Thank You For Believing In Us

Buck Bell	Brett Roach	Everett C Anderson	Craig Mercier	Erika Huerta-...	Michele Fischer
Chris McCauley	Seth Kirschner	Mary Graham	Mark Strahl	David Jones II	Abraham S Massil
Jeffrey Scales	Daniel Cotter	Steve McHenry	Marc LaBella	Jeanene Popp	Michael Dhonau
William Stevenson	Jody OConnor	Paul Nanula	Kevin Romer	Craig Walkenhorst	Michael G. Dickerson
Tricia Burns	Andre Harrell	Catherine L Buchanan	Douglas Annison	Jeff Meade	Todd Fiucci
Chris Butterfield	Misty Patel	Fred Berg	Claudine Sullivan	Annette Iannucci	Anthony Cheng
Bret Murray	Tracy Muzzy	Timothy Skiver	Mitchell Pitts	Brian Durham	Travis Smalls
Cathy Ferentini	Heather Voss	Rohan Bollareddi	Tapaswy Muppaneni	Erin ODonovan	Don Klimek
Dr James E Shannon I...	Joe Hassell	Kevin K. Brooks	Salvatore Carolei	Warren Mattix	Richard Lockhart
Carlos A Gomez	Stephen Koski	M. Kevin Harris	Bruce Sava	Izzy Einsidler	Christopher J....
Bret Loy	Jordan Berliner And...	Marcus Mason	Matt Mesaros	David B. Schmier	Steve Goodman
Clinton Stoutenour	Brian D Jenne	Howard Mudrick	Paul Cook	Jeff Marone	Milton Barbarosh
Joe Bailey	James Kohn	Timothy G. Edwards	Michael Tumminelli	William Arthur Agne...	B Bowman
David Kostrzewa	William Kinney	John S Taylor	Louie Casas	Austin Grundhoefer	Vinnie Hrabrich
David Hawkes	Christopher Takacs	James MORAN	Christopher Webb	Sandria Kostrzewa	Jason H
Chris Baker	Jaime Vega	Sandy K Boward Myers	Stanley R Robertson	Kenneth M Frazier	Darrell Madia
John Hernandez	Michael Thompson	Jessica Albert	Jennifer Rasmussen	Robert & Sharon...	Thomas P Chew
Scott Fischer	John M Voymas	Chris Dykstra	Gregory Scott Pippin	Steve Haight	Mike Rynbrandt
Kelly Gramm	David Acosta	Holly Kristin	Stephen E HAGEN	Ivan Joyner	Gary Warren
Dean McElwain	Sue Costa	Jefffrey Ray	Chad McAskill	Jeffrey L Smith	Andrew Pollock
Brian Niemi	Anthony Willms	Aparna Krishna Bhat	Kevin T Shea	Kaileigh McCrea	Evelyn Farmer
Tammara Poinan...	John Secone	Brandon High	Bobbi A. Bailey	Paul Emory	Harold Lambing
Michael Dugan	Carol A HASS	Ray Asaro	Cindy KEENEY	Paul V. Del Priore	Kevin Welch
Peter Stalter	Richard J Thomas Jr	Charles Ritchie	Gregg Alan...	Chris Mazurkiewicz	Mark Mullan
James Schwab	Jarrod Brissenden	Jason Reudgen	Fitz Henry	Melissa Richards-...	Robert F Noe
Joseph P Trujillo	Christopher Silva	Ben Northman	David Soendker	Chris Arrowood	Dawn Molina
David Kaplan	Stephanie Malorzo	Roger Conlin	Paul A Beck	Chris Snyder	Bob Burger
Steve Haines	Michael Schmidt	Felix L. AGOSTO	Kyle Falcone	Erik Resch	Tennina Mcanany
Sharon Brislin	Mark H Knauf	Joey Paisano...	David Green	Randy Cain	Adam Gonzalez
Michelle Coleman	Michael Stamatis	Steven Converse	John Crouch	Julie Meyer	Tom Jacek
Douglas Bjornsson	Gene Marc Benavidez	Rikard Wind	Gina M Viel	Henry E Stoll	Jeet Madeyanda
Susan Szymanski	Melissa O'Buch	Aj Scaff	La Venia Richards	Erin Lacey	Mindy Knapp
John Crowninsield	Michael Carey	Brad White	Jason Keshishian	Tarla N. Sattler	Maryhelen Lujan
Thomas J Mc Gimpse...	Alex Cain	Ian Cain	Scott Jensen	James Maher	Neil Benedict
Ed Wind	Thomas Jared Ivy	Edward D Oliden	Paul McCormick	Jay Atkinson	William Click
Ramona Wills	Mark Keeling	Lorri Redmon	Steven TUSS	James Lyman	Andrew Palmer

David Whiteley	James Barnes	Herman D Lazare	Gordon Jesberger	Joshua M Anderson	Brian L Purdy
Brian Raymond	Heather Fuller	Nicholas Chiu	Harold Bottomley	Sanjoy Biswas	Marilynn Peet
Tova Keefer	Wayne Artz	Joanne Lindberg	Barbara Keim	Mary Leonard	Carlos A Gomez-Rosa
Dylan Cain	Carmen L Nino	Eugene J Rapisardi	Timothy Watson	Michael Greeby	Michelle Ely
Kelly Wagner	Kasey Barrett	Frank CHENEVERT	James Galloway	Charles K Cowdery	Alex Manning
Lisa Fernandez	Dave Seeley	John Sheehy	Isaias Ramirez	Mary Leonard	Masaya SHIKAMA
Sally Polvino	Paul Newby	Tracee Bauer	Benjamin Weaver	Kelly Norman...	Chris Goode
David Dobesh	Guy Peifer	Tony Constabile	Stephen J Zschiegner	Brian Motyl	Timothy Kenworthy
John Jones	Tim Hoffman	Thomas Nichols	Scott Jacobs	Sophia Grande	

Thank You!

From the Three Chord Bourbon Team



Neil Giraldo

Founder & Creative Director

Neil is a professional musician, producer and composer with over four decades of experience. He has won 5 Grammys, and was inducted into the Rock & Roll Hall of Fame...



Michael Nanula

Director of Marketing

Michael has 12+ years of developing and operating ventures. He launched the entire marketing effort for Three Chord, creating a nationally recognized brand. Not...



Paul Nanula

CEO & President

Paul is a highly accomplished



Ari Sussman

Master Whiskeymaker

Ari has built over 15 distilleries

executive, entrepreneur and investor with 40+ years of supermarket and convenience...

across the country and won "Best Vodka in the World" and "Top Ten Spirits" awards. He...



Tony DeYoung [in]

National Sales Manager

Tony is a 25+ year veteran in the spirits industry in all 3 tiers of alcohol distribution. He has managed leading brands...

Details

The Board of Directors

Director	Occupation	Joined
Douglas Davenport	Chief Investment Officer @ Trinity Capital	2019
Paul Nanula	CEO @ Three Chord Bourbon, Inc.	2018
John Ormiston	Beverage distribution @ Twenty20 Beverages	2021
Steven Nanula	Owner @ Nanco Associates, LLC	2018
Neil Giraldo	Rock star @ Bel Chiasso Entertainment	2017

Officers

Officer	Title	Joined
Paul Nanula	CEO	2018
Anthony Nanula	CFO	2018

Voting Power ❓

Holder	Securities Held	Voting Power
Giraldo SBS LLC	391,846 Common and Preferred	26.1%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
12/2019	$3,510,000		Regulation D, Rule 506(b)
04/2020	$989,000	Common Stock	Section 4(a)(2)
05/2021	$707,400	Common Stock	Section 4(a)(2)
07/2022	$1,653,400		Regulation D, Rule 506(b)
04/2024	$370,302		4(a)(6)
05/2024	$2,360,010	Preferred Stock	Regulation D, Rule 506(c)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
12/15/2019	$3,510,000 ❓	8.0%	20.0%	None	12/31/2022
07/13/2022	$1,653,400 ❓	7.0%	20.0%	None	12/31/2022

Outstanding Debts

None.

Related Party Transactions

The Company entered into a bourbon supply agreement with Barrelmark LLC ("Barrelmark", a related party through common ownership), whereby the Company purchases aged bourbon from Barrelmark. Payments made to Barrelmark were $201,733 and $73,580 for the years ended December 31, 2022 and 2021, respectively.

The Company has an agreement with Paul Nanula Consultants whereby Paul Nanula provides certain consulting services. Paul Nanula is an investor in the Company and also the President/CEO. The Company paid Paul Nanula Consultants $90,000 during both the years ended December 31, 2022 and 2021.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	5,000,000	339,378	Yes
Common	10,000,000	995,971	Yes

Warrants: 0
Options: 165

Form C Risks:

Although dependent upon certain Key Personnel, Three Chord does not currently have any Key

Man Life Insurance Policies on any such people.

Three Chord is dependent upon Management in order to conduct its operations and execute its business plan, however, Three Chord has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should any of these key personnel, Management or founders die or become disabled, Three Chord will not receive any compensation that would assist with such person's absence. The loss of such person could negatively affect Three Chord and its operations.

Three Chord is or will be subject to Income Taxes, as well as Non-Income Based Taxes such as Payroll, Sales, Use, Value-Added, Net Worth, Property and Goods and Services Taxes. Significant judgment is required in determining Three Chord's provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although Three Chord believes that its tax estimates will be reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on Three Chord's financial position and results of operations in the period or periods for which determination is made.

Dependence upon Management.

Three Chord's success will depend significantly on the skill and acumen of the Board and Management. If any members of the Board or Management should die, become incompetent or disabled (i.e., unable, by reason of disease, illness or injury, to perform his or her functions on behalf of the Board) or should cease to participate in Three Chord's business, Three Chord's ability to manage its business could be severely impaired.

Three Chord may not be able to attract or to retain Qualified Management and other Personnel in the future due to intense Competition for a limited number of qualified personnel in the Bourbon industry.

Three Chord may not be able to attract or retain qualified management and other personnel in the future due to the intense competition for a limited number of qualified personnel among Bourbon businesses. Many of the other Bourbon companies that Three Chord competes against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. If we are unable to continue to attract and retain high quality personnel, the rate and success at which Three Chord can develop and sell its products will be limited.

Anthony Nanula is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Three Chord is not subject to Sarbanes-Oxley Regulations and lacks the Financial Controls and Safeguards required of Public Companies.

Three Chord does not have the internal infrastructure necessary, and is not required, to complete an attestation about its financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of Three Chord's financial controls.

Three Chord's Business Plan is speculative

Three Chord's present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that Three Chord will generate significant revenues or profits.

Computer, Website or Information System Breakdown could affect Three Chord's Business
Computer, website and/or information system breakdowns, as well as, cyber security attacks could impair Three Chord's ability to service its customers leading to reduced revenue from sales and/or reputational damage, which could have a material adverse effect on Three Chord's financial results and an Investor's investment in the Series A Preferred Stock.

Limited transferability of Series A Preferred Stock.
The Series A Preferred Stock have limited transferability. There is no public market for the Series A Preferred Stock and it is anticipated that none will be developed. There are substantial restrictions upon the transferability of the Series A Preferred Stock in the Bylaws and the Subscription Documents.

Loss on dissolution and termination.
In the event of dissolution or termination of Three Chord, the proceeds realized from the liquidation of assets, if any, will be distributed to the Investors, but only after the satisfaction of claims of creditors. The ability of an Investor to recover all or any portion of his, her or its investment in Three Chord under such circumstances will depend on the amount of funds so realized and claims to be satisfied therefrom.

Federal income tax risks.
There are various risks associated with the income tax aspects of an investment in Three Chord. The availability and the amount of deductions taken by Three Chord and the characterization of certain items depends not only upon general legal principles, some of which may be uncertain, but also upon various determinations which may be subject to potential controversy on factual or other grounds. Certain tax benefits intended to be realized by Three Chord and/or the Investors may be challenged on audit by the IRS. The IRS could assert that changes should be made to certain tax positions taken by Three Chord. No assurance can be given that the IRS will not be successful in such assertions. Tax law changes and modifications are beyond the control of Three Chord or its Management and could subject investments in Three Chord to further risk.

Three Chord will likely incur Debt
Three Chord will likely incur debt (including secured debt) in the future and in the continuing operations of its business. Complying with obligations under such indebtedness may have a material adverse effect on Three Chord and on an Investor's investment in the Series A Preferred Stock.

Three Chord has a limited operating history
Three Chord has a limited operating history and there can be no assurance that Three Chord's proposed plan of business can be realized in the manner contemplated and, if it cannot be, Investors may lose all or a substantial part of their investment. There is no guarantee that Three Chord will ever realize any significant operating revenues or that its operations will ever be profitable. Further, because of Three Chord's size and with limited operating history, it is particularly susceptible to adverse effects of changing economic conditions and consumer preferences, competition, and other contingencies or events beyond its control. It may be more difficult for Three Chord to prepare for and respond to these types of risks than it would be for a company with a more established business and operating cash flow. Due to changing circumstances, Three Chord may be forced to change dramatically, or even terminate, its planned operations.

Three Chord is dependent upon its Management, Founders, Key Personnel and Consultants to execute its Business Plan, and some of them will have concurrent responsibilities

Three Chord's success is heavily dependent upon the continued active participation of Three Chord's Management, as well as, other key personnel and consultants. Many of them will have concurrent responsibilities at other entities. Some of the advisors, blenders, coopers, sensory professionals, scientists, consultants and others to whom Three Chord's ultimate success may be reliant have not signed contracts with Three Chord and may not ever do so. Loss of the services of one or more of these individuals could have a material adverse effect upon Three Chord's business, financial condition or results of operations. Further, Three Chord's success and achievement of Three Chord's growth plans depend on Three Chord's ability to recruit, hire, train and retain other highly qualified scientific, technical and managerial personnel. Competition for qualified employees and consultants among companies in the applicable industries is intense, and the loss of any of such persons, or an inability to attract, retain and motivate any additional highly skilled employees and consultants required for the initiation and expansion of Three Chord's activities, could have a materially adverse effect on it. The inability to attract and retain the necessary personnel, consultants and advisors could have a material adverse effect on Three Chord's business, financial condition or results of operations.

Three Chord's Business Model is Evolving Three Chord's business model is unproven and is likely to continue to evolve. Accordingly, Three Chord's current business model may not be successful and may need to be changed. Three Chord's ability to generate significant revenues will depend, in large part, on Three Chord's ability to successfully market Three Chord's products. Three Chord intends to continue to develop its business model as the bourbon market continues to evolve.

Three Chord could face several Regulatory Hurdles and changes in Laws or Regulations could harm Three Chord's performance.

Some or all of Three Chord's products will need to comply with many governmental standards and regulations relating to the marketing, use and sale of our products in general. Compliance with all of these requirements may adversely affecting Three Chord's business and financial condition. In addition, various federal and state laws, including labor laws, govern Three Chord's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

To Date, Three Chord has had Operating Losses and does not expect to be initially Profitable for at least the foreseeable future, and cannot accurately predict when it might become Profitable

Three Chord has been operating at a loss since Three Chord's inception, and Three Chord expects to continue to incur losses for the foreseeable future. Further, Three Chord may not be able to generate significant revenues in the future. In addition, Three Chord expects to incur substantial operating expenses in order to fund the expansion of Three Chord's business. As a result, Three Chord expects to continue to experience substantial negative cash flow for at least the foreseeable future and cannot predict with certainty when, or even if, Three Chord might become profitable.

If Three Chord is unable to effectively protect its Intellectual Property, it may impair Three Chord's ability to compete

Three Chord's success may depend on its ability to obtain and maintain meaningful intellectual property protection for any such intellectual property. The names and/or logos of Three Chord's brands may be challenged by holders of trademarks who file opposition notices, or otherwise contest, trademark applications by Three Chord for its brands. Similarly, domains owned and used by Three Chord may be challenged by others who contest the ability of Three Chord to use the domain name or URL. Three Chord's business depends on proprietary technology that may be infringed. Some or all of Three Chord's products depend or will depend on proprietary technology for their success. Three Chord relies on a combination of trade secrets, copyrights, and trademarks together with non-disclosure agreements, confidentiality provisions in sales, procurement, employment and other agreements and technical measures to establish and protect proprietary rights in its products. Three Chord's ability to successfully protect its intellectual property may be limited because intellectual property laws in certain jurisdictions may be relatively ineffective, detecting infringements and enforcing proprietary rights may divert management's attention and company resources, contractual measures such as non-disclosure agreements and confidentiality provisions may afford only limited protection, thus providing competitors access to the applicable technology, competitors may independently develop products that are substantially equivalent or superior to Three Chord's products or circumvent Three Chord's intellectual property rights. In addition, various parties may assert infringement claims against Three Chord. The cost of defending against infringement claims could be significant, regardless of whether the claims are valid. If Three Chord is not successful in defending such claims, Three Chord may be prevented from the use or sale of certain of our products, or liable for damages and required to obtain licenses, which may not be available on reasonable terms, any of which may have a material adverse impact on our business, results of operation or financial condition. Additionally, while Three Chord uses reasonable efforts to protect its intellectual property and trade secrets, Three Chord cannot assure that its employees, consultants, contractors or advisors will not, unintentionally or willfully, disclose Three Chord's trade secrets to competitors or other third parties. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Three Chord's Operating Plan relies in large part upon assumptions and analyses developed by Management. If these assumptions or analyses prove to be incorrect, Three Chord's Actual Operating Results may be materially different from Forecasted Results

Whether actual operating results and business developments will be consistent with Three Chord's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside Three Chord's control, including, but not limited to: • whether Three Chord can obtain sufficient capital to sustain and grow its business • Three Chord's ability to manage its growth • whether Three Chord can manage relationships with key vendors and advertisers • demand for Three Chord's products • the timing and costs of new and existing marketing and promotional efforts • competition • Three Chord's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel; and • the overall strength and stability of domestic and international economies Unfavorable changes in any of these or other factors, most of which are beyond Three Chord's control, could materially and adversely affect its business, results of operations and financial condition

condition.

If Three Chord fails to Maintain and enhance awareness of Three Chord's Brand and Product Image, Three Chord's Business and Financial Results could be adversely affected

Three Chord believes that maintaining and enhancing awareness of Three Chord's brand and product image is critical to achieving widespread acceptance and success of Three Chord's Business. Three Chord also believes that the importance of brand recognition and product image will increase due to the relatively low barriers to entry in Three Chord's market. Maintaining and enhancing Three Chord's brand awareness and product image may require Three Chord to spend increasing amounts of money on, and devote greater resources to, advertising, marketing and other brand-building efforts, and these investments may not be successful. Further, even if these efforts are successful, they may not be cost-effective. If Three Chord is unable to continuously maintain and enhance Three Chord's brand awareness, Three Chord's market may decrease and Three Chord may fail to attract advertisers and subscribers, which could in turn result in lost revenues and adversely affect Three Chord's business and financial results. Furthermore, the image and reputation of Three Chord's products may be impacted for various reasons including, but not limited to, bad publicity, litigation, and complaints from regulatory bodies. Such problems, even when unsubstantiated, could be harmful to Three Chord's image and the reputation of its products. Such claims may not be covered by Three Chord's insurance policies. Any resulting litigation could be costly for Three Chord, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on Three Chord's business, results of operations, and financial condition. Any negative publicity generated could damage Three Chord's reputation and diminish the value of Three Chord's brand, which could have a material adverse effect on Three Chord's business, results of operations, and financial condition, as well as, an Investor's investment in the Series A Preferred Stock.

The amount of capital Three Chord is attempting to raise in this Offering may not be enough to sustain Three Chord's current Business Plan, and Three Chord may not be able to obtain adequate Financing to continue its operations

In order to achieve Three Chord's near and long-term goals, Three Chord may need to procure funds in addition to the amount raised in the Offering. There is no guarantee Three Chord will be able to raise such funds on acceptable terms or at all. If Three Chord is not able to raise sufficient capital in the future, Three Chord will not be able to execute Three Chord's business plan, Three Chord's continued operations will be in jeopardy and Three Chord may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause an Investor to lose all or a portion of its investment in the Series A Preferred Stock. Three Chord may require additional debt and/or equity financing to pursue its growth and business strategies. These include, but are not limited to enhancing Three Chord's operating infrastructure and otherwise respond to competitive pressures. Given Three Chord' limited operating history and existing losses, there can be no assurance that additional financing will be available, or, if available, that the terms will be acceptable to Three Chord. Lack of additional funding could force Three Chord's to curtail substantially its growth plans. Furthermore, the issuance by Three Chord of any additional securities pursuant to any future fundraising activities undertaken by Three Chord would dilute the ownership of existing stockholders.

Convertibl e Noteholders may elect NOT to convert their Convertible N otes

Management anticipates that a significant portion of the Convertible Noteholders will elect to convert the principal amount owing under their Convertible Notes into shares of Series A

Preferred Stock in this Offering. If this does not happen as anticipated, as such Convertible Notes come due (to the extent they are not already due), Three Chord will be required to repay all indebtedness owing thereunder, including any outstanding principal and interest, which could have a material adverse effect on Three Chord's liquidity, thereby making it more difficult for Three Chord to execute on the initiatives set forth in this Memorandum. In turn, this could materially and adversely affect Three Chord's business, results of operations and financial condition.

Three Chord may be unable to manage its Growth or implement a feasible Expansion Strategy
Three Chord may not be able to expand Three Chord's product offerings, markets, or implement the other features of Three Chord's business strategy at the rate or to the extent presently planned. Three Chord's projected growth will place a significant strain on Three Chord's administrative, operational and financial resources. If Three Chord is unable to successfully manage Three Chord's future growth, establish and continue to upgrade the Three Chord's operating and financial control systems, recruit and hire necessary personnel or effectively manage unexpected expansion difficulties, Three Chord's financial condition and results of operations could be materially and adversely affected.

Three Chord's Expenses could increase without a corresponding increase in Revenues
Three Chord's operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on Three Chord's financial results and on an Investor's investment in Three Chord's Series A Preferred Stock. Factors which could increase operating and other expenses include, but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, (5) increases in borrowing costs, and (6) unexpected increases in costs of supplies, goods, materials, construction, equipment or distribution.

Three Chord is subject to substantial Regulation, which is evolving, and unfavorable changes or failure by Three Chord to comply with these Regulations could substantially harm Three Chord's Business and Operating Results.
As a distiller, producer and seller of bourbon and other spirits, Three Chord substantial regulation under international, federal, state, and local laws. In this regard, Three Chord could incur significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations.

Terms of Subsequent Financing, if any, may adversely impact an Investor's Investment in the Series A Preferred Stock
Three Chord may have to engage in common equity, debt, or preferred stock financings in the future. As a result, the rights and the value of an Investor's investment in the Series A Preferred Stock could be reduced by the dilution caused by future equity issuances. Interest on debt securities could increase costs and negatively impact operating results.

Three Chord's Employees, Executives, Management, Directors and Inside Stockholders Beneficially Own or control a substantial portion of Three Chord's outstanding Common Stock
Three Chord's employees, Management, directors and inside stockholders beneficially own or control a substantial portion of our outstanding type of stock which may limit your ability and the ability of Three Chord's other stockholders, whether acting alone or together, to propose or direct the management or overall direction of Three Chord. Additionally, this concentration

of ownership could discourage or prevent a potential takeover of Three Chord that might otherwise result in an Investor receiving a premium over the market price for the Series A Preferred Stock. The majority of Three Chord's currently outstanding Common Stock is beneficially owned and controlled by a group of insiders, including Management, the Board and inside stockholders. Accordingly, Three Chord's Management, the Board and inside stockholders may have the power to control the election of Three Chord's directors and the approval of actions for which the approval of Three Chord stockholders is required. Therefore, if an Investor acquires Three Chord's Series A Preferred Stock, such Investor will likely not have and effective voice in the management of Three Chord. Such concentrated control of Three Chord may adversely affect the price of Three Chord's Series A Preferred Stock. Three Chord's principal stockholders may be able to control matters requiring approval by its stockholders, including the election of directors, mergers or other business combinations. Such concentrated control may also make it difficult for Investors to receive a premium for their Series A Preferred Stock in the event that Three Chord merges with a third party or enters into different transactions which require stockholder approval.

Limitation on Director Liability
Three Chord provides for the indemnification of directors to the fullest extent permitted by law and, to the extent permitted by such law, eliminate or limit the personal liability of directors to Three Chord and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Three Chord pursuant to the foregoing provisions, it is Three Chord's understanding that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Inquiries of regulatory agencies.
From time to time, Three Chord may receive requests for information from various state and federal regulatory agencies regarding the operations of Three Chord's Business. Three Chord cannot predict such outcome from any such requests of information or changes in regulations.

Other business activities of the Board and/or Management.
Members of Management engage in other business activities. The Board and/or Management may develop and manage properties similar to the Business, including the management of Three Chord. The Board and/or Management may also engage in other activities.

No independent management.
Three Chord will not be independently managed, and must rely on the Board and Management in operating its affairs. The Board is accountable to Three Chord as a fiduciary and, consequently, must exercise good faith and integrity in handling the business of Three Chord. Nevertheless, in the conduct of such business, conflicts may arise between the interests of the Board and the entire Management and those of Investors, and potential Investors should be aware of these conflicts of interest before investing.

Lack of separate representation.
The attorneys, accountants and others who have performed services for Three Chord in connection with this Offering, and who will perform services for Three Chord in the future, have been and will be selected by the Board. No independent counsel has been retained to represent the interests of potential Investors or holders of Series A Preferred Stock, and the Bylaws have not been reviewed by any attorney on their behalf. Investors are therefore urged

Bylaws have not been reviewed by any attorney on their behalf. Investors are therefore urged to consult their own counsel as to the terms and provisions of the Bylaws and all other related documents.

Lack of registration and restrictions on transfer and withdrawal of Series A Preferred Stock. The Series A Preferred Stock have neither been registered under the Securities Act nor under the securities or "blue sky" laws of any state and, therefore, are subject to transfer restrictions imposed by law. There is no public market for the Series A Preferred Stock, and while one potential exit alternative is a public offering, there is no guaranty that a public offering will be feasible or that a public market for the Series A Preferred Stock will develop. Neither Three Chord nor the Board have any plans, nor have they assumed any obligation to register these Series A Preferred Stock. Accordingly, the Series A Preferred Stock may not be transferred without an opinion of counsel to Three Chord that the transfer will not involve a violation of the registration requirements of the Securities Act. Ordinarily, this means that transfers will be restricted to instances of death, gift, or passage by operation of law. These restrictions on transfer are in addition to those found in the Bylaws. These factors may affect the Investors' ability to liquidate or sell their Series A Preferred Stock, and may adversely affect the terms that may be obtained upon any disposition thereof. Series A Preferred Stock may only be transferred in strict compliance with the restrictions set forth in the Bylaws. Investors may not withdraw capital from Three Chord. Each Investor will be required to represent that he, she or it is acquiring Series A Preferred Stock for investment purposes only and not with a view toward resale or distribution. Each Investor must be prepared to bear the economic risk of an investment for an indefinite period, since Series A Preferred Stock cannot be resold unless they are subsequently registered under the Securities Act, or an exemption from such registration is available, and provisions of the Bylaws relating to restrictions on transfers of Series A Preferred Stock are complied with.

Affiliate Relationships.
The Board, along with certain members of Management, have a substantial equity interest in and also control the business operations of Three Chord, and in certain cases businesses, such as Barrelmark, which do business with Three Chord, potentially creating a conflict of interest in that the interests and objectives of Three Chord and the Investors may be in conflict with the interests and objectives of the Board.

Use of third-party marketers.
Three Chord or the Board may enter into marketing agreements other fee sharing arrangements with third-party marketers, pursuant to which certain fees may be paid such third-party marketers for referrals of Investors to Three Chord. Such third-party marketers may have a conflict of interest in advising Investors whether to purchase Series A Preferred Stock.

Counterfeit or tainted products infiltrating the supply chain.
While Three Chord strives, at all times, to maintain the highest quality levels for its products, Three Chord may be subject to faulty, spoiled or tainted ingredients or components in its products, which would negatively affect Three Chord's products and the ultimate customers' experience with such products, which could decrease customer demand for Three Chord's products.

Legal costs for compliance with state alcohol laws.
Three Chord conducts its Business in multiple states, and as such, Three Chord is responsible for complying with each states' alcohol laws. Each state has its own unique set of laws regarding the sale and distribution of alcohol, which are subject to change, from time to time.

Three Chord could incur significant legal and compliance costs, negatively impacting Three Chord's profit margins, and licensing applications may be delayed or rejected, resulting in Three Chord's inability to consummate certain sales or maintain certain relationships with customers, which could negatively impact Three Chord's sales, financial position, earnings and projections, and/or create excess inventory, among other things.

The Series A Preferred Stock may not be a suitable investment.
The offered Series A Preferred Stock is not suitable investments for all Investors. In particular, an Investor should not purchase any Series A Preferred Stock unless such Investor understands and is able to bear risks associated with investing in Three Chord. An investment in the Series A Preferred Stock involves substantial risks and uncertainties and should be considered only by sophisticated Investors with substantial investment experience who can afford to lose the entirety of their investment in Three Chord.

Loss of capital.
The risks associated with the Business could result in the total loss of capital. Moreover, investments made by Investors in Three Chord also risk the total loss of capital, and no guarantee or representation is made that Three Chord will be successful in lowering the risk associated with the Business.

Insufficient capital.
Three Chord may not receive sufficient capital, whether through the sale of Series A Preferred Stock, other debt or equity financings, or otherwise, to fully execute its objectives in connection with the Business, and the possibility exists that any investment of the Investors will be a total lost.

The Offering Price may not reflect the value of Three Chord.
The Offering Price of the Series A Preferred Stock has been arbitrarily determined by Three Chord. No assurance can be given that Three Chord's Series A Preferred Stock could be sold for the Offering Price or for any amount. If profitable results are not achieved from Three Chord's operations, of which there can be no assurance, the value of the Series A Preferred Stock sold pursuant to this Offering could fall below the Offering Price, and/or the Series A Preferred Stock could become worthless.

Accuracy of available information.
The Board and Management manages Three Chord and conducts Three Chord's Business, in part, on the basis of information and data provided by third parties. Although the Board and Management evaluate all such information and data and may seek independent corroboration when the Board or Management considers it is appropriate and reasonably available, the Board and Management are not in a position to confirm the completeness, genuineness or accuracy of such information and data, and in some cases, complete and accurate information is not available.

Liability of an Investor for the return of capital or other property.
If Three Chord should become insolvent, an Investor, as a holder of Series A Preferred Stock of Three Chord, may be required to return any capital or other property distributed to such Investor at the time Three Chord was insolvent, and forfeit any undistributed profits.

Limitation of liability and indemnification of the Board.
Under Delaware law, the board of a corporation is generally accountable to the stockholders of the corporation as a fiduciary and, consequently, is required to exercise good faith and

integrity in handling the corporation's affairs. The Bylaws provide that the Board shall be indemnified against and shall not be liable for, any loss or liability incurred in connection with the affairs of Three Chord, so long as such loss or liability arose from acts performed in good faith and not involving gross negligence or willful misconduct. Therefore, an Investor may have a more limited right of action against the Board than an Investor would have had absent these provisions in the Bylaws. However, it should be noted that it is generally the policy of the SEC that indemnification for violations of securities laws is against public policy and therefore unenforceable.

Three Chord may face significant Competition from other Bourbon companies, and its Operating Results will suffer if Three Chord fails to Compete effectively.
Three Chord may face significant competition from other Bourbon companies, and its operating results could suffer if Three Chord fails to compete effectively. The Bourbon industry is intensely competitive and subject to rapid and significant technological change. Three Chord has competitors both in the United States and internationally, in the spirits business, including major distilleries and other craft distilleries. Many of Three Chord's competitors have substantially greater financial, technical and other resources, such as larger research and development staff and experienced marketing and manufacturing organizations. Additional mergers and acquisitions in the Bourbon industry may result in even more resources being concentrated in Three Chord's competitors. As a result, these companies may obtain market acceptance more rapidly than Three Chord is able to attain and may be more effective in selling and marketing their products as well. Smaller or early-stage, craft distilleries may also prove to be significant competitors, particularly through collaborative arrangements with large, established distilleries. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Three Chord's competitors may succeed in developing, acquiring or licensing on similar products to what Three Chord may develop.

Changes in the Economy could have a detrimental impact on Three Chord's Business
Changes in the general economic climate could have a detrimental impact on Three Chord's revenue projections and overall Business. It is possible that recessionary pressures and other currently existing economic factors (such as declining incomes, future potential rising interest rates, higher unemployment and tax increases) may decrease the disposable income that customers have available to spend on Three Chord's products and may adversely affect customers' confidence and willingness to spend. Any of such events or occurrences could have a material adverse effect on Three Chord's financial results and an Investor's investment in Three Chord's Series A Preferred Stock. Below is a listing of some economic risks that could have a material adverse effect on Three Chord's Business: • COVID-19. Any national lockdowns due to spikes in rising public health concerns concerning COVID-19 or any other future pandemic could materially adversely affect Three Chord's Business and financial performance. • Labor Market. The labor market continues to lag behind pre Covid-19 levels. Rising labor costs affect the cost of production of bourbon, and correspondingly, such higher costs may harm Three Chord's Business and financial performance. • Inflation. Rising transportation costs such as wages and fossil fuels also impact the cost of production of bourbon, and correspondingly, such higher costs may harm Three Chord's Business and financial performance. • Rising raw materials costs such as corn, other grains, steel and wood. These factors impact cost of production of bourbon, and correspondingly, such higher costs may harm Three Chord's Business and financial performance. • Foreign Markets. Increased tariffs, foreign consumer drinking habits can make it more difficult for Three Chord to get its products into new markets

or markets outside of the United States. • Demand Versus Supply. Increased whiskey production versus consumer consumption habits favoring bourbon consumption could adversely affect Three Chord's revenues. • Consumer Buying Trends. Increase sales in the Tequila and Gin categories could overtake consumer buying trends in the bourbon industry, thereby adversely affecting Three Chord's business and financial performance. • Natural Disaster, Theft And Loss. There is constant risk of barrels being lost, stolen or destroyed by fire or other natural disasters. While Three Chord maintains insurance with respect to such losses, it is possible that Three Chord could realize less from any insurance payout if the perceived fair market value falls due to oversupply and other factors. • Destruction of forests by natural disaster drives up barrel costs. This risk necessarily means that Three Chord's storage and associated operating expenses may rise, to the detriment of its profitability.

Risk of COVID-19 Pandemic and other potential Pandemics
Any national lockdowns due to spikes in rising public health concerns concerning COVID-19 or any other future pandemic could materially adversely affect Three Chord's Business, results of operations, cash flows and financial condition, by among other things, making it more difficult for Three Chord to produce, distill and distribute its products and to have access to workers needed to execute on its Business Plan. To date, the COVID-19 pandemic has caused, and is likely to continue to cause, severe economic, market and other disruptions worldwide. Three Chord cannot assure any Investor that conditions in the bank lending, capital and other financial markets will not continue to deteriorate as a result of the pandemic, or that Three Chord's access to capital and other sources of funding, or products and supplies needed to produce its bourbon and whiskies, or personnel needed to manage and implement Three Chord's operations, will not become constrained, which could adversely affect Three Chord's Business. The extent of the COVID-19 pandemic, or other future pandemic's effect on Three Chord's operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict. Notwithstanding, if there is a resurgence in COVID-19 or an outbreak of another pandemic, Three Chord believes the adverse impact on Three Chord's Business, results of operations, financial condition and cash flows could be material.

Three Chord's ability to obtain and retain sufficient Product Liability Insurance at an acceptable cost to protect against potential Product Liability Claims could prevent or inhibit the sale of its Products.
Three Chord's inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the sale of products Three Chord develops. Although Three Chord plans to maintain such insurance, any claim that may be brought against Three Chord could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Three Chord's insurance policies also have various exclusions, and Three Chord may be subject to a product liability claim for which it has no coverage. In such case, Three Chord will have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and Three Chord may not have, or be able to obtain, sufficient capital to pay such amounts.

Negative press regarding sourcing of whiskey.
Numerous articles and industry watchdogs have decried the number of craft distilleries who do not distill their own bourbon, but instead purchase aged bourbon from third parties and label it as their own product, complete with a backstory and creative marketing campaigns. In 2015

as their own product, complete with a backstory and creative marketing campaigns. In 2015, Templeton Rye settled a class action lawsuit relating to its deceptive marketing practices because it obfuscated the fact that Templeton Rye was a sourced product. Continued negative press and lawsuits may dampen sales of bourbon by craft distilleries, like Three Chord, which could negatively impact Three Chord's sales, financial position, earnings and projections.

Three Chord is subject to various Environmental and Safety Laws and Regulations that could impose substantial costs upon Three Chord and negatively impact Three Chord's ability to operate its Facilities.

As a distiller, producer and seller of bourbon and other spirits, Three Chord is subject to complex environmental, health and safety laws and regulations at numerous levels, including laws relating to the use, handling, storage, disposal and human exposure to hazardous materials, both in the United States and abroad. The costs of compliance, including remediating contamination if any is found on Three Chord's properties, and of any changes to Three Chord's operations mandated by new laws or amendments to existing laws may be significant. Three Chord may also face unexpected delays in obtaining the necessary permits and approvals required by such laws in connection with our manufacturing facilities, which would hinder our operation of these facilities. Such costs and delays may adversely impact our business prospects and operating results. Furthermore, any violations of these laws may result in substantial fines and penalties, remediation costs, third party damages, or a suspension or cessation of our operations.

If Three Chord is unable to establish and maintain confidence in its Long-Term Business Prospects among Consumers, Analysts and within the Bourbon Industry, then Three Chord's Financial Condition, Operating Results and Business Prospects may suffer materially.

Consumers may be less likely to purchase Three Chord's products if they are not convinced that Three Chord is a viable business or credible premium bourbon company whose operations will continue for many years. Similarly, suppliers and other third parties will be less likely to invest time and resources in developing business relationships with Three Chord if they are not convinced that Three Chord's will succeed. Accordingly, in order to build and maintain its business, Three Chord must maintain confidence among customers, suppliers, analysts and other parties in its liquidity and long-term business prospects. Maintaining such confidence may be particularly complicated by certain factors, such as Three Chord's limited operating history, unfamiliarity with its products, competition and uncertainty regarding the future concerning the bourbon and spirits industries. Many of these factors are largely outside Three Chord's control, and any negative perceptions about Three Chord's long-term business prospects, even if exaggerated or unfounded, would likely harm Three Chord's and make it more difficult to raise additional funds if needed.

If Product Liability Lawsuits are brought against Three Chord, it may incur Substantial Liabilities and may be required to limit the sale of its Products.

If product liability lawsuits are brought against Three Chord, it may incur substantial liabilities and may be required to limit sale of our products. Three Chord faces an inherent risk of product liability as a result of the fact that all of its products are alcoholic beverages and spirits. For example, Three Chord may be sued if any product it sells allegedly causes death or injury or is found to be otherwise unsuitable during processing, product testing, marketing or sale. Any such product liability claims may include allegations of a failure to warn of dangers inherent in the product, negligence and/or strict liability. Claims could also be asserted under state consumer protection acts. If Three Chord cannot successfully defend itself against product liability claims, Three Chord may incur substantial liabilities or be required to limit sale of its products. Even successful defense would require significant financial and Management resources. Regardless of the merits or eventual outcome, liability claims may result in: • decreased demand for the products and services that Three Chord may develop; • injury to Three Chord's reputation; • initiation of investigations by regulators; • costs to defend the related litigation; • a diversion of Management's time and our resources; • product recalls, withdrawals, marketing or promotional restrictions; • loss of revenues from product sales; and • the inability to sell Three Chord's products.

Three Chord's Employees may engage in Misconduct or other improper activities, including Noncompliance with Regulatory Standards and Requirements, which could have a Material Adverse Effect on Three Chord's Business.

Three Chord is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include, but is not limited to, intentional failures to comply with regulations that may apply, provide accurate information to regulatory agencies, comply with distilling, processing and other related standards Three Chord's established, report financial information or data accurately or disclose unauthorized activities to Three Chord. Employee misconduct could also involve the improper use of information serious harm to Three Chord's reputation. It is not always possible to identify and deter employee misconduct, and the precautions Three Chord takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and Three Chord is not successful in defending itself or asserting its rights, such actions could have a significant impact on Three Chord's business and results of operations, including the imposition of significant fines or other sanctions.

Consumer preferences.

Three Chord believes that the anticipated market for its products will continue to exist and expand. That said, consumer preferences are difficult to predict, and as with similar businesses, consumer preferences can be fickle and are often influenced by an increase or decrease in bourbon score ratings by established rating organizations. Furthermore, some consumers may equate age with quality, and Three Chord may face opposition from such consumers with respect to Three Chord's lesser aged products. The increasing number of advertising campaigns aimed at discouraging the consumption of alcoholic beverages, as well as changes in lifestyle and approaches to health issues, also may, over time, modify consumer habits and the general social acceptability of alcoholic beverages. Such changes in consumer expectations and desires is difficult to anticipate, and in many cases is beyond Three Chord's control. As a result, negative changes in consumer demands could affect its sales and market share and overall negatively impact Three Chord's sales, financial position, earnings and projections.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Licenses, permits and regulations.

As Three Chord is engaged in the business of selling alcohol, it is subject to governmental regulations affecting distributors of alcohol. Federal, state and local laws and regulations govern the production, distribution, and sale of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships, and various other matters. A variety of federal, state and local governmental authorities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Noncompliance with such laws and regulations may result in revocation of the applicable license or permit (thereby restricting Three Chord's ability to conduct its Business). Revocation of any such licensing could force Three Chord to suspend its operations. Further, as each state has its own unique set of laws regarding the sale and distribution of alcohol, and in addition to Three Chord's incurring significant legal and compliance costs, negatively impacting Three Chord's profit margins, licensing applications may be delayed or rejected, resulting in Three Chord's inability to consummate certain sales or maintain certain relationships with customers, which could negatively impact Three Chord's sales, financial position, earnings and projections, and/or create excess inventory, among other things.

Disruption to warehousing and aging process.
If substantial disruption were to occur at a facility or distillery where Three Chord acquires and/or warehouses its whiskey or bourbon, this could adversely affect Three Chord's Business, financial projections, results of operations and financial condition. Disruption may occur for a variety of reasons, including but not limited to fire, natural disasters, weather, water scarcity, disease, strikes, transportation or supply interruption, government regulation or terrorism. The risk of fire is acute, as alcohol is inflammable, and when mixed with air, alcohol can, at some temperatures, emit explosive gases. In fact, very recently, in July 2019, a fire destroyed a Jim Beam warehouse containing 45,000 barrels of bourbon in Kentucky, constituting approximately one percent of the distillery's inventory. Although Three Chord will maintain comprehensive insurance coverage, insurance may not cover the lost time spent aging Three Chord's whiskey or the opportunity cost from lost sales and contracts arising out of the destruction of any of Three Chord's aging whiskies or bourbon. (Schneider, Bruce. Fire Destroys Jim Beam Warehouse Filled With Bourbon Barrels, 4https://www.wvgazettemail.com/fire-destroys-jim-beam-warehouse-filled-with-bourbon-barrels/article_6c7c2be3-2e31-5e38-88e4-dc3f88ea620f.html)

Risk of uninsured losses.
Management intends to arrange for comprehensive insurance, including general liability and extended coverage in connection with the management and operation of Three Chord's Business. However, there are certain types of losses which may be either uninsurable or not economically insurable. Such excluded risks generally include professional liability, environmental or toxic liability and punitive damages. Certain types of insurance coverages, while obtainable, require significant deductibles. In the event of a significant loss, Three Chord (or any of the named insured with respect to any such policy) may not have sufficient resources to pay the deductible cost requirements. Should an uninsured loss occur, Three Chord might suffer a loss of all or a portion of both invested capital and any profits which might be anticipated from the operation of the Business.

Increased Competition.
As consumer interest in and the market for premium bourbon has grown exponentially over the past several years, the number of distilleries competing for the same customer has also grown. As such, Three Chord is competing directly with many distilleries in the same market targeted by Three Chord. Certain of those distilleries have exponentially far greater financial resources, experience, and proven operating histories than Three Chord. Three Chord's competitors also include other companies that sell products that are similar to those offered by Three Chord or that achieve greater market acceptance. All such competitors may undertake more far-

that achieve greater market acceptance. All such competitors may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. Furthermore, Three Chord's suppliers may decide not to sell any whiskey to Three Chord, or to limit sales of whiskey to Three Chord, all of which would undermine Three Chord's operations and business plan, and overall negatively impact Three Chord's sales, financial position, earnings and projections.

Increased availability of bourbon.
A component of Three Chord's business strategy centers on its belief, based on Three Chord's review of the domestic whiskey market, that the time-in-barrel required to produce high quality bourbon makes this product cost-prohibitive to many craft distilleries, and the demand for such product by existing distilleries is limiting access to supply for new distillers. Unlike many of its competitors, Three Chord anticipates that it will have the ability to meet market demands of the future through its existing business relationship with Barrelmark, pursuant to which certain aged whiskey and bourbon has already been allocated to Three Chord to avoid future raw material shortages. Notwithstanding this unique relationship, Three Chord cannot guarantee that the supply of whiskey and bourbon will continue to become scarcer, and if the supply grows beyond Three Chord's expectations, Three Chord may not be able to sell at projected margins or meet its financial projections.

Evaporation.
In the first year of aging, the volume of the whiskey is reduced by approximately 10% (known as the "angel's share") due to evaporation and absorption in the wood of the barrel. Bourbon continues to evaporate at a rate of 4% for the following 8 years, then around 3% per year thereafter. If Three Chord is unable to sell its aged stocks of bourbon on the anticipated schedule, each following year the amount of bourbon available for sale by Three Chord will decrease. Although the general assumption is that the value of bourbon increases the longer it ages, if Three Chord is unable to sell its aged whiskey for a higher price, Three Chord's margins on such bourbon may be significantly reduced due to the fact that less volume remains for Three Chord to sell.

Merchandise mix.
Although Three Chord currently has a diversified merchandise mix, the majority of Three Chord's assets are committed to marketing a limited number of products in a single industry – bourbon. Accordingly, because Three Chord has few other assets or products that could spread the risk of investment, Three Chord's profitability will largely depend on the success of its sales of its bourbon.

Agreements with Distilleries.
Three Chord has negotiated terms with certain distilleries regarding the purchase, aging, warehousing and handling of whiskey and bourbon, and related services, however, the possibility exists that such rates may change materially over time. If this were to happen, and if Three Chord were unable to maintain competitive rates with distilleries and/or related vendors or service providers, Three Chord may not be able to achieve its targeted financial projections as set forth in this Memorandum.

No participation in Management.
The management of Three Chord's operations is vested solely in the Board and Management. Except to the extent provide in the Three Chord's Certificate of Incorporation and Bylaws, Investors have very limited rights to take part in the conduct or control of the Business of Three Chord. In this regard, the Board and Management determine Three Chord's major

policies and strategies. In many cases, the Board and Management may adopt, amend or revise these and other policies without a vote of the Investors. Accordingly, Investors should not invest in Three Chord unless they are willing to entrust all aspects of the management of Three Chord to the sole and absolute discretion of the Board and Management.

No obligation of full-time service.
Neither the Board, nor Management, has any contractual obligation to devote their full time to the business of Three Chord. They are only required to devote such time and attention to the affairs of Three Chord as they decide is appropriate and they may engage in other activities or ventures and/or unrelated employment, which result in various conflicts of interest between such persons and Three Chord. Although members of Board and Management intend to devote such time and effort to the business of Three Chord as they consider necessary or appropriate, there is no specific level of time and effort which they are required to render to Three Chord and there is no assurance that the time and effort required for the proper management of Three Chord will not exceed the time and effort actually expended by them.

Financial Projections.
Financial projections concerning the estimated operating results of Three Chord have been and may be prepared by the Management. Some of these projections are set forth throughout this Memorandum. These financial projections are or will be based on certain assumptions which may prove to be inaccurate and which are subject to future conditions which may be beyond the control of the Management. There is no assurance that the results that may be illustrated in any of these financial projections will in fact be realized by Three Chord. Any such financial projections prepared by Management are not and will not be examined, verified, confirmed or compiled by independent certified public accountants or any other person. Such projections are not guarantees or indications of future financial performance, nor should they be understood as such by Investors. Investors should be aware of the inherent inaccuracies of forecasting, and they should not rely on such projections to make their decision to invest in the Series A Preferred Stock.

Tax Risks
General.
The tax aspects of an investment in Three Chord are complicated and each potential Investor should have them reviewed by professional advisers familiar with such potential Investor's personal tax situation and with the tax laws and regulations applicable to the Investor. Three Chord is not intended and should not be expected to provide any tax shelter. In fact, because Three Chord will be classified as a C corporation for tax purposes, Investors will not be allocated any share of Three Chord's taxable income or losses. A more detailed discussion of the status of Three Chord and associated tax matters is set forth below under the heading "TAXATION."

Possibility of audit.
Three Chord's tax returns or Investors' returns could be audited by the IRS, or by state or local tax authorities, and could result in Investors becoming liable for additional tax, interest, and penalties, as well as incremental accounting and legal expenses. The legal and accounting costs incurred in connection with any audit of Three Chord's tax return will be borne by Three Chord. The cost of any audit of an Investor's tax return will be borne solely by the Investor.

Changes in applicable law.
Three Chord and the Board must comply with various legal requirements, including

requirements imposed by the state and federal securities laws. Should any of those laws change over the scheduled term of Three Chord, the legal requirements to which Three Chord and its Investors may be subject could differ materially from current requirements.

Description of Securities for Prior Reg CF Raise

<u>Additional issuances of securities.</u> Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

<u>Issuer repurchases of securities.</u> The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

<u>A sale of the issuer or of assets of the issuer.</u> As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ❷ ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the   ❷
purchaser, to a trust created for the benefit of a member of the family of the purchaser or
the equivalent, or in connection with the death or divorce of the purchaser or other similar
circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined
arbitrarily by the Company, and does not necessarily bear any relationship to the Company's
book value, assets, earnings or other generally accepted valuation criteria. In determining the
offering price, the Company did not employ investment banking firms or other outside
organizations to make an independent appraisal or evaluation. Accordingly, the offering price
should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors
such as the following:

unrelated third party valuations of our common stock;
the price at which we sell other securities, such as convertible debt or preferred Stock, in light
of the rights, preferences and privileges of our those securities relative to those of our
common stock;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common stock;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our
company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and
interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and
market-based methodologies to determine our business enterprise value. For example, we may
use methodologies that assume that businesses operating in the same industry will share
similar characteristics and that the Company's value will correlate to those characteristics,
and/or methodologies that compare transactions in similar securities issued by us that were
conducted in the market.

Company
Three Chord Bourbon, Inc

Three Chord Bourbon, Inc.
Delaware Corporation
Organized May 2017
5 employees
10225 Main St, Suite 4
Clarence NY 14031 http://threechordbourbon.com/

Business Description

Refer to the Three Chord Bourbon profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Three Chord Bourbon has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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